

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2013

<u>Via E-mail</u>
Kenneth Hahn
Chief Financial Officer
QuinStreet, Inc.
950 Tower Lane, 6th Floor
Foster City, CA 94404

Re: **QuinStreet, Inc.**
Form 10-K for the Fiscal Year Ended June 30, 2012
Filed August 23, 2012
Form 10-Q for the Quarterly Period Ended September 30, 2012
Filed November 5, 2012
File No. 001-34628

Dear Mr. Hahn:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief